Exhibit 1.A(3)(c)(i)

SCHEDULE B

COMPENSATION SCHEDULE
TO SUPERVISORY AND SELLING AGREEMENT FOR
SOUTHLAND LIFE FUTURE DIMENSIONS VARIABLE LIFE POLICY FORM 15210-95

This Schedule forms a part of the Agreement among ING America Equities, Southland and the Selling Broker-Dealer and Agency (or Agencies) signatory thereto, pursuant to Section 5 of the Agreement. The provisions of this Schedule will apply only to Southland Life Future Dimensions Variable Life Policies ("Policies") solicited and issued while this Schedule is in effect. All compensation payable under this Schedule will be subject to the terms and conditions contained herein at the time of issue of a Policy by Southland.

  Commission Structure:

(i)	Gross Dealer Concession:

	PREMIUM	CALCULATION
	Target	90% of all Target Premium paid during the first policy year.

	Excess	3.5% of all premiums paid in excess of Target Premium during the first policy year.

	Renewals	3.5% of all premium paid in policy years 2-10.

(ii)	Trail Commission:

  A .25% trail commission on an annualized basis is calculated at the end of each Policy Month (as defined in the Policy) based on the Policy's then current Accumulation Value (as defined in the Policy). The trail commission will be payable monthly beginning in the 6th Policy Year (as defined in the Policy) and will terminate after the 20th Policy Year or on the Maturity Date (as defined in the Policy), if earlier, provided that the Policy is in force on such dates.

  Trail commissions will be payable on policies issued on or after January 1, 1999.

  Target Premium: The Target Premium is an amount determined from tables published by Southland with respect to a Policy or rider upon which commissions are based. As it applies to future business, the Target Premium may be changed from time to time by Southland. The Target Premium applicable to a particular coverage shall be determined from the table in force when the first premium for such coverage is entered as paid in the accounting records of Southland.

  Riders: All riders, with the exception of the Adjustable Term Rider and the Guaranteed Minimum Death Benefit Rider, are commissionable and will have separate Target Premiums which are set at issue and are level thereafter. The Adjustable Term Insurance Rider and the Guaranteed Minimum Death Benefit Rider have no Target Premium associated with them. Flat extra ratings with a duration of six years or more are commissionable and substandard table ratings are commissionable based upon the first year additional cost of insurance charge.

  Premium Allocation: If the Stated Death Benefit has been increased since the policy date, premiums received are allocated to the coverage segments in the same proportion that the guideline annual premium for each segment bears to the total guideline annual premium of the Policy.

  Commission Calculation: Commission shall be calculated only on premium actually received and accepted by Southland. Commission shall be paid only on an earned basis.

  Commission Payments: Commission on initial premium shall be due to the Selling Broker-Dealer at the time of the issuance of the Policy and for all other premium payments at the time of the receipt and acceptance of premium by Southland, except that the amount, if any, and the time of payment of commission on replacements, reissues, changes, conversions, exchanges, term renewals, term conversions, premiums paid in advance, Policies requiring facultative reinsurance arrangements, and other special cases and programs shall be governed by Southland's underwriting and administrative rules then in effect. The commission shall be payable to the Selling Broker-Dealer in accordance with the Schedule B in effect at the time of issue of the Policy.

  Commission Chargeback: Southland and ING America Equities shall require reimbursement from Selling Broker-Dealer equal to 100% of the compensation paid in the event of any of the following:

    a Policy is returned to Southland for refund of premium during the Free Look Period as described in the Policy upon lapse or surrender by the Policy Owner during the first twelve months.

  If a premium payment for which a commission has been paid is refunded by Southland, a reimbursement of the compensation paid on the amount refunded will be due from Selling Broker-Dealer.

  The reimbursement may be deducted by ING America Equities from the next, or any subsequent, commission payment to Selling Broker-Dealer.

  The provisions of this paragraph 7 shall survive termination of this Schedule and/or the Agreement.

  Broker-Dealer Transfer: In the event that a Representative terminates from the Selling Broker-Dealer of record, the compensation provisions set forth in the Agreement will apply.

  Internal Exchanges: Compensation on the exchange of any Southland policy for a variable life Policy will be paid in accordance with the exchange procedures in effect at Southland on the date the exchange is completed. The commission rates and/or Target Premiums may be adjusted in accordance with the rules in effect at the time of the exchange. If the Representative responsible for the exchange is not the producer of the original policy, and the original producer is still active with Southland, no compensation will be payable to Selling Broker-Dealer.

  Termination and Amendment: Southland and ING America Equities reserve the right to terminate or amend this Schedule by providing written notification to Selling Broker-Dealer in accordance with Sections 9, 15 and 17 of the Agreement. With the exception of the terms changed by any such Amendment, all other terms and conditions of the original Schedule shall remain in full force and effect.

This Schedule shall be effective as of June 1, 2000, or the date the operative Agreement is accepted and executed by Southland, whichever is later.